Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

France: Total Separates Its Cross-Shareholdings with Gaz de
France in GSO and CFM and Confirms its Access to Capacity as
well as Acquisition of an Interest in the Fos Cavaou LNG Terminal

Paris — October 18, 2004 — Total and Gaz de France have signed agreements to terminate their long-standing contracts and separate their cross-shareholdings in Gaz du Sud-Ouest (GSO) and Compagnie Française du Méthane (CFM), their jointly-owned gas transmission and supply subsidiaries in France. These agreements close the process begun when the two companies signed a protocol of intent on November 19, 2003.

Total thereby becomes the sole shareholder in GSO, while Gaz de France becomes the sole shareholder in CFM. In addition, Total will acquire a part of CFM’s trading operations. Previously, Gaz de France held a 30% interest in GSO and Total a 45% interest in CFM.

Total will now be able to unbundle its gas transmission and trading operations, in line with the requirements of the Second E.U. Gas Directive. The Group will have two subsidiaries, Total Infrastructure Gaz France (TIGF), responsible for transmission and trading, and Total Energie Gaz (TEGAZ), responsible for supplying end-customers.

The logistics component of the agreements enables Total to take control of the Izaute storage facility and gas pipelines (notably the Lacal interconnector with Spain) in southwestern France.

Lastly, Total, within the framework of a partnership, will have access to a regasification capacity of 2.25 billion cubic meters in the planned Fos Cavaou terminal near Marseille and will have the possibility to acquire an interest of around one-third in the company that will operate the facility. The liquefied natural gas (LNG) receiving terminal is under construction and scheduled for start-up in 2007. It will have an initial capacity of 8.25 billion cubic meters, which could subsequently be expanded.

“This is a critical step forward in the liberalization of the French natural gas market,” said Yves-Louis Darricarrère, President, Gas & Power at Total. “Already leading European gas producer, Total will now be a fully independent competitor in France. We have high ambitions in the years to come with plans to substantially grow our industrial and commercial market share, near to 10% today. Geographically well positioned in regard with our significant gas reserves in the Middle East and West Africa, the Fos Cavaou terminal will enable us to supply the French market from the south.”

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

The agreements, which are subject to the approval of the competent authorities, are expected to be fully implemented on January 1, 2005.

The French natural gas market has been liberalized for all industrial and non-residential customers since July 1, 2004. Deregulation will be completed on July 1, 2007, with the opening of the market to residential customers.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com